

November 6, 2024

Gary Simanson
Chief Executive Officer
Coincheck Group B.V.
Hoogoorddreef 15, 1101 BA
Amsterdam, Netherlands

> **Re: Coincheck Group B.V.**
> **Amendment No. 3 to**
> **Registration Statement on Form F-4**
> **Filed October 11, 2024**
> **File No. 333-279165**

Dear Gary Simanson:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by providing the requested information. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4

General

1. Please confirm your understanding in writing that:
   - Our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in; and
   - Declaring the filing effective does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company's practices.

Information About Coincheck
Regulatory Environment, page 226

2.   Please revise your disclosure to clarify, if true, that based on the manner in which you operate your business, as described here and elsewhere in the document, including your account opening procedures, you do not believe that you are operating as an unregistered exchange, broker-dealer or clearing agency in the United States.

        Please contact Michelle Miller at 202-551-3368 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or J. Nolan McWilliams at 202-551-3217 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Mark Brod